

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Vivian Liu
Chief Financial Officer
ContextLogic Inc.
One Sansome Street, 33rd Floor
San Francisco, California 94104

> **Re: ContextLogic Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 14, 2022**
> **Form 8-K filed August 9, 2022**
> **File No. 1-39775**

Dear Ms. Liu:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Note 7. Commitments and Contingencies
Legal Contingencies and Proceedings, page 105

1. If there is at least a reasonable possibility that a loss or additional loss may have been incurred, please revise your disclosure to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. This comment applies to each of the actions disclosed, to the extent such disclosure is not provided. Refer to ASC 450-20-50-4b.

Form 8-K Filed August 9, 2022

Exhibit 99.1, page 10

2. You present non-GAAP income statements. Please remove them in future filings or

explain why they are not prohibited. Refer to the first bullet in Question 102.10 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at (202) 551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services